05013519

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

RECEIVED
2005 DEC 28 A 10: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

December 22, 2005
Our ref. No. PI 039

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Uninsured Trade Receivables Outstanding in Iraq Being Uncollectible**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

PROCESSED
DEC 3 0 2005
THOMSON
FINANCIAL

dw 12/30

Translation of report filed with the Tokyo Stock Exchange on December 22, 2005

Uninsured Trade Receivables Outstanding in Iraq Being Uncollectible

Mitsubishi Corporation (MC) announced today that it would respond to an invitation to tender Claims for exchange and cancellation issued by the Iraqi Government related to the partial write-off and long-term deferred collection of uninsured trade receivables extended to the Republic of Iraq.

As a result, up to 80%, or around 41.0 billion yen of the total amount of MC's uninsured trade receivables outstanding in Iraq, approximately 51.0 billion yen (principal: approximately 34.0 billion yen; penalty for delayed repayment: approximately 17.0 billion yen) will be uncollectible.

MC has already booked provision accounts for doubtful receivables for the whole amount of the concerned receivable in the past fiscal years.

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For further information contact:
Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8594
Fax: 81-3-3210-8583